FILE 82-4297

KONECRANES

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04 JAN -5 AM 7:21

19 December, 2003

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

04012203

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 19 December, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 1/20

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (2)
19 December, 2003 11.00 a.m.

APPOINTMENTS IN KCI KONECRANES GROUP MANAGEMENT

The Board of Directors of KCI Konecranes Plc has made the following appointments:

Mr Antti Vanhatalo, (M.Sc. Eng.), 58, is appointed Group Vice President. Mr Vanhatalo will lead specific projects related to the Group's business development.

Mr Vanhatalo has been with KCI Konecranes since 1969, in different positions both in Finland and abroad. His most recent position was that of President, Process Cranes (part of Special Cranes Business Area) and Managing Director, Konecranes Components Corporation since 1994. During 1987-1992 he was the President of Konecranes Landel Inc, USA. Mr Vanhatalo reports to Mr Stig Gustavson, Group President and CEO.

Merging the management of the Business Lines Harbour and Shipyard Cranes (VLC) and Heavy Duty Process Cranes (GCC), Mr Mikko Uhari (Tech. Lis.), 46, is appointed President, Special Cranes Business Area.

Mr Uhari has been with KCI Konecranes since 1997. His previous position was that of President, Harbour and Shipyard Cranes (part of Special Cranes Business Area) and Managing Director, Konecranes VLC Corporation since 1997. In his new position Mr Uhari reports to Mr Matti Ruotsala, Group Chief Operating Officer and Deputy to CEO.

These appointments are effective as of January 1, 2004.

A downloadable high-resolution picture of Antti Vanhatalo and Mikko Uhari are available at www.konecranes.com under Press Room / Photo Gallery.

KCI Konecranes is a world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (47% of Group sales) Standard Lifting Equipment (26%) and Special Cranes (27%). In 2002, Group sales totalled EUR 714 million with over 4400 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Stig Gustavson, President and CEO, KCI Konecranes Plc,
Tel. +358-20 427 2000

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